UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended_________________	Commission File Number_________________

BSR REAL ESTATE INVESTMENT TRUST

(Exact name of Registrant as specified in its charter)

Ontario	6798	82-4073810
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

333 Bay Street, Suite 3400

Toronto, Ontario

M5H 2S7

(501) 374-5050

(Address and telephone number of Registrant’s principal executive offices)

Registered Agent Solutions, Inc.

5301 Southwest Parkway, Suite 400

Austin, TX 78735

888-705-7274
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Ryan J. Dzierniejko Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 (212) 735-3000	Brad Ross Tara Hunt Goodmans LLP 333 Bay Street, Suite 3400 Toronto, Ontario M5H 2S7 (501) 374-5050

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”):

Title of each class	Trading Symbol	Name of each exchange on which registered
Units	BSRT	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: None
For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this annual report:

N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐            No  ☒

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes  ☐            No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company.  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

BSR Real Estate Investment Trust (the “Registrant”) is a Canadian issuer whose units are listed on the Toronto Stock Exchange (the “TSX”) and is eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the Canada/U.S. Multijurisdictional Disclosure System. The Registrant filed a Registration Statement on Form 40-F on September 30, 2026 (File No. 001-43491) (as amended, the “Registration Statement”).

The Registrant is filing this Amendment No. 1 to the Registration Statement to (i) include an additional exhibit, which is incorporated by reference in the Registration Statement, (ii) correspondingly amend the exhibit references under the heading “Documents Filed as Part of the Registration Statement” and (iii) replace Exhibit 99.5 in its entirety with the Audited Consolidated Financial Statements for the year ended December 31, 2024. No other amendment to the Registration Statement is being effected hereby.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in the Registration Statement are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied. Investors are cautioned not to put undue reliance on forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Financial Risk Management” in the Registrant’s Management’s Discussion & Analysis for the period ended June 30, 2026, and under the heading “Risk Factors” in the Registrant’s Annual Information Form for the year ended December 31, 2025, each attached hereto as Exhibits 99.8 and 99.1, respectively, and in each case incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future. Except as required by applicable law, the Registrant does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The documents filed as Exhibits 99.1 through 99.57 contain all information material to an investment decision that the Registrant, since January 1, 2025: (i) made or was required to make public pursuant to the laws of any Canadian jurisdiction; (ii) filed or was required to file with the TSX and which was made public by the TSX; or (iii) distributed or was required to distribute to its security holders. The Registrant has filed the consent of KPMG LLP as Exhibit 99.57.

DESCRIPTION OF SECURITIES

The required disclosure containing a description of the securities to be registered is included under the headings “Description of Capital Structure and Declaration of Trust” and “Distributions—Distribution Policy” in the Registrant’s Annual Information Form for the year ended December 31, 2025, dated March 11, 2026, attached hereto as Exhibit 99.1.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare reports it files in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed as exhibits to the Registration Statement, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

CURRENCY

Unless otherwise indicated, all dollar amounts in the Registration Statement are in U.S. dollars.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in the Registration Statement.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

Concurrently with the initial filing of the Registration Statement on Form 40-F, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

Exhibit Number	Description
Annual Information
99.1**	Annual Information Form for the Registrant for the year ended December 31, 2025
99.2**	Audited Consolidated Financial Statements for the year ended December 31, 2025
99.3**	Management’s Discussion and Analysis for the year ended December 31, 2025
99.4**	Annual Information Form for the Registrant for the year ended December 31, 2024
99.5*	Audited Consolidated Financial Statements for the year ended December 31, 2024
99.6**	Management’s Discussion and Analysis for the year ended December 31, 2024
Quarterly Information
99.7**	Unaudited Interim Financial Statements for the six months ended June 30, 2026
99.8**	Management’s Discussion and Analysis for the six months ended June 30, 2026
99.9**	Unaudited Interim Financial Statements for the three months ended March 31, 2026
99.10**	Management’s Discussion and Analysis for the three months ended March 31, 2026
99.11**	Unaudited Interim Financial Statements for the nine months ended September 30, 2025
99.12**	Management’s Discussion and Analysis for the nine months ended September 30, 2025
99.13**	Unaudited Interim Financial Statements for the six months ended June 30, 2025
99.14**	Management’s Discussion and Analysis for the six months ended June 30, 2025
99.15**	Unaudited Interim Financial Statements for the three months ended March 31, 2025
99.16**	Management’s Discussion and Analysis for the three months ended March 31, 2025
Shareholder Materials and Voting Results
99.17**	Report of Voting Results, dated May 14, 2026
99.18**	Management Information Circular, dated March 11, 2026, with respect to the Annual General Meeting held on May 14, 2026
99.19**	Form of Proxy for the Annual General Meeting of Unitholders held on May 14, 2026
99.20**	Notice of the Meeting and Record Date, dated March 20, 2026
99.21**	Notice of Annual General Meeting of Unitholders, dated March 11, 2026
99.22**	Report of Voting Results, dated May 8, 2025
99.23**	Management Information Circular, dated March 5, 2025, with respect to the Annual General Meeting held on May 8, 2025
99.24**	Notice of the Meeting and Record Date, dated March 14, 2025
99.25**	Notice of Annual General Meeting of Unitholders, dated March 5, 2025
99.26**	Form of Proxy for the Annual General Meeting of Unitholders held on May 8, 2025

Exhibit Number	Description

Material Change Reports
99.27**	Material Change Report, dated January 5, 2026
99.28**	Material Change Report, dated March 7, 2025
99.29**	Material Change Report, dated March 5, 2025
99.30*	Material Change Report, dated October 9, 2026

Certifications
99.31**	Form 52-109F2, Certification of Interim Filings (CEO), dated August 12, 2026
99.32**	Form 52-109F2, Certification of Interim Filings (CFO), dated August 12, 2026
99.33**	Form 52-109F2, Certification of Interim Filings (CEO), dated May 13, 2026
99.34**	Form 52-109F2, Certification of Interim Filings (CFO), dated May 13, 2026
99.35**	Form 52-109F1, Certification of Annual Filings (CEO), dated March 11, 2026
99.36**	Form 52-109F1, Certification of Annual Filings (CFO), dated March 11, 2026
99.37**	AB Form 13-501F1, Participation Fee Management Certification, dated March 11, 2026
99.38**	ON Form 13-502F1, Participation Fee Management Certification, dated March 11, 2026
99.39**	Form 52-109F2, Certification of Interim Filings (CEO), dated November 5, 2025
99.40**	Form 52-109F2, Certification of Interim Filings (CFO), dated November 5, 2025
99.41**	Form 52-109F2, Certification of Interim Filings (CEO), dated August 6, 2025
99.42**	Form 52-109F2, Certification of Interim Filings (CFO), dated August 6, 2025
99.43**	Form 52-109F2, Certification of Interim Filings (CEO), dated May 7, 2025
99.44**	Form 52-109F2, Certification of Interim Filings (CFO), dated May 7, 2025
99.45**	Form 52-109F1, Certification of Annual Filings (CEO), dated March 5, 2025
99.46**	Form 52-109F1, Certification of Annual Filings (CFO), dated March 5, 2025
99.47**	AB Form 13-501F1, Participation Fee Management Certification, dated March 5, 2025
99.48**	ON Form 13-502F1, Participation Fee Management Certification, dated March 5, 2025
Other Material Documents
99.49**	Final Short Form Prospectus, dated March 11, 2026
99.50**	Fourth Amendment to the Second Amended and Restated Credit Agreement, dated December 8, 2025, by and among BSR Trust, LLC, the guarantors party thereto, the lenders party thereto and BMO Bank N.A. (f/k/a BMO Harris Bank N.A.), as administrative agent
99.51**	Amended and Restated Investor Rights Agreement, dated April 30, 2025, by and among BSR Real Estate Investment Trust, BSR Trust, LLC and certain unitholders thereof
99.52**	Form 72-503F, Report of Distribution outside of Canada, dated March 4, 2025

Exhibit Number	Description
99.53**	Transaction Agreement, dated February 26, 2025, by and among AvalonBay Communities, Inc., Aqua DownREIT, L.P., BSR Real Estate Investment Trust, BSR Trust, LLC, BSR Holdco, LLC and the participating holders set forth therein
99.54**	Third Amended and Restated Declaration of Trust, dated May 11, 2022, between John S. Bailey, William A. Halter, Bryan H. Held, W. Daniel Hughes, Jr., Neil J. Labatte, Jane Marshall, Teresa Neto, Daniel M. Oberste, Graham D. Senst and Elizabeth A. Wademan, the trustees of the trust and each person who thereafter becomes a trustee of the trust, and all holders of units of the trust from time to time
99.55**	Unitholders Agreement, dated May 18, 2018, by and among certain unitholders who are affiliates of John S. Bailey and who are affiliates of W. Daniel Hughes, Jr.
99.56**	Amended and Restated Operating Agreement of BSR Trust, LLC, dated May 18, 2018
Consents
99.57*	Consent of KPMG LLP

* Filed herewith

** Previously filed

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 9, 2026	BSR REAL ESTATE INVESTMENT TRUST

By:	/s/ Thomas M. Cirbus
Name: Thomas M. Cirbus
Title: Chief Financial Officer & Corporate Secretary